June 20, 2025

Thomas H. Jensen
Chief Executive Officer
Allarity Therapeutics, Inc.
123 E Tarpon Ave
Tarpon Springs, FL 34689

        Re: Allarity Therapeutics, Inc.
            Draft Registration Statement on Form S-3
            Submitted June 16, 2026
            Cik No. 0001860657
Dear Thomas H. Jensen:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Arif Soto, Esq.